HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

RECEIVED
2009 SEP -9 A 6:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 August 2009

[redacted]

09046906

SUPPL

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

Re: Rule 12g3-2(b) ***(82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Company Announcement re: Off market takeover bid by Calipso 21 Aug 2009
Company Announcement re: Independent Director's Statement re Takeover 24 Aug 2009

Yours faithfully

Karen Baker-Thornton
Executive Project Secretary
Enc:

dlw 9/9

MALLESONS STEPHEN JAQUES

Confidential communication

Company Announcements Platform
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000
1300 135 638

21 August 2009

Lee Horan
Partner
Direct line
+61 2 9296 2283

Dear Sir/Madam

Off-market takeover bid for Herald Resources Limited ("Herald")

We act for Calipso Investment Pte. Ltd. (**"Calipso"**), a wholly-owned subsidiary of PT Bumi Resources Tbk (**"Bumi"**).

Attached is an announcement by Bumi in relation to an off-market takeover bid to be made by Calipso for all the shares in Herald that Calipso and its associates do not already own.

Yours faithfully

Mallesons Stephen Jaques

PT BUMI ResourceS Tbk.

Jakarta and Sydney, 21 August 2009 - PT Bumi Resources Tbk (IdSX: BUMI) ("Bumi") today announced its intention to acquire all of the shares in Herald Resources Limited ("Herald") that it or its associates do not already own ("Herald Shares") at A$0.70 cash per share by way of a formal off-market takeover bid ("Offer").

The Offer price of $0.70 cash per Herald Share represents a substantial premium to Herald's recent trading levels:

- 75.0% above the closing price of Herald Shares on the ASX on 20 August 2009, being the last full trading day before the day on which Calipso announced the Offer;
- 80.0% above the volume weighted average price of Herald Shares on the ASX for the one month up to and including 20 August 2009;
- 77.1% above the volume weighted average price of Herald Shares on the ASX for the three months up to and including 20 August 2009; and
- 74.5% above the volume weighted average price of Herald Shares on the ASX for the six months up to and including 20 August 2009.

Bumi President Director, Mr Ari Hudaya, said he believed the all-cash Offer provides Herald shareholders with a compelling opportunity to exit their investment.

Calipso Investment Pte. Ltd ("Calipso") currently holds 84.2% of the Herald Shares on issue and, as a result, considers the likelihood of a competing bidder for Herald Shares emerging to be remote.

The Offer will be made by Calipso a wholly-owned subsidiary of Bumi and will be subject to a minimum acceptance condition and Foreign Investment Review Board Approval. The conditions to the Offer are set out in full in Annexure A.

Bumi expects the Bidder's Statement for the Offer to be lodged with the Australian Securities and Investments Commission (ASIC) and Herald shortly. Bumi further expects that the Bidder's Statement and Offer will be despatched to Herald shareholders, and the Offer open for acceptance, approximately two weeks after it is lodged with Herald.

The Offer is likely to be open for 1 month and may be extended.

Credit Suisse is acting as Bumi's sole financial adviser and Mallesons Stephen Jaques is acting as Bumi's Australian legal adviser.

For further information contact:

Max Billingham / Tim McKessar
Credit Suisse
+61 2 8205 4481 / 4707
max.billingham@credit-suisse.com /
tim.mckessar@credit-suisse.com

PT BUMI ResourceS Tbk.

Annexure A - Conditions of Offer

(a) (minimum ownership) during, or at the end of, the Offer Period:

(i) the number of Herald Shares in which Calipso and its associates together have relevant interests is at least 90% of all the Herald Shares (even if that number later becomes less than 90% as a result of the issue of further Herald Shares); and

(ii) the number of Herald Shares that Calipso and its associates together have acquired is at least 75% of the Herald Shares that Calipso offered to acquire under the Offer (whether the acquisition happened under the Offer or otherwise).

(b) (Foreign Acquisitions and Takeovers Act) prior to the end of the Offer Period, the Treasurer of the Commonwealth of Australia consents under the *Foreign Acquisitions and Takeovers Act 1975* (Cwlth) ("Act") to the proposed acquisition by Calipso of all Herald Shares and all Herald Options not already owned by Calipso and its associates and the Treasurer is taken to have so consented:

(i) if Calipso receives written advice from or on behalf of the Treasurer to the effect that the acquisition of all Herald Shares and all Herald Options not already owned by Calipso and its associates is not inconsistent with the Australian Government's foreign investment policy or is not objected to under the Act; or

(ii) if notice of the proposed acquisition of all Herald Shares and all Herald Options not already owned by Calipso and its associates is given to the Treasurer and the Treasurer has ceased to be empowered to make any order under Part II of the Act in relation to the proposed acquisition because of lapse of time.

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

23 August 2009

ASX/Media Release

HERALD RESOURCES RESPONDS TO UNSOLICITED OFFER FROM BUMI RESOURCES, RECOMMENDS SHAREHOLDERS TAKE NO ACTION

The Independent Directors of Herald Resources Limited (Herald Resources) today responded to the unsolicited takeover offer announced by Calipso Investment Pte Ltd, a wholly owned subsidiary of Indonesian company PT Bumi Resources Tbk (PT Bumi) on 21 August 2009.

Under the offer, PT Bumi is offering $0.70 cents cash per share. PT Bumi currently owns 84.2% of Herald Resources shares.

Commenting on the announcement, Herald Resources independent Director, Andrew Wilson, said: "This is an opportunistic unsolicited takeover offer by PT Bumi and came as a surprise to the independent Directors. We urge shareholders to take no action until the offer is reviewed in detail by the independent Directors over the next few weeks."

"The Independent Directors will evaluate this offer and the underlying value of the Dairi project, the company and its cash flows, from the perspective of the best interests of all shareholders.

"Although the offer is a premium to the traded price for the last 6 months it is only a quarter of the PT Bumi takeover price in July last year. Considering the significant changes to the economic landscape since PT Bumi acquired its majority stake for $2.85 per share, the board will evaluate whether this offer is reasonable for the minority shareholders in Herald Resources."

The board will make a further announcement in response to the takeover offer as further information is available.

For further information:

fowlstone
Geoff Fowlstone
M: 0413 746 949
W: 02 9955 9899
E: geoff@fowlstone.com.au